UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

Or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended December 31, 2019

CAPWEST INCOME LLC

(Exact name of issuer as specified in its charter)

Nevada	81-2843530
(State or other jurisdiction	(IRS Employer
of incorporation or organization)	Identification number)

2009 E. Windmill Lane Las Vegas NV 89123
(Address of Principal Executive Offices)

(702) 987-8606

(Issuer Telephone Number, Including Area Code)

Item 1. Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of December 31, 2018.

We are a Nevada limited liability company incorporated on June 6, 2016. We specialize in commercial real estate lending. Our business model is to acquire and service loans secured by commercial real estate primarily in the southwestern United States.

Results of Operations for the period from June 30, 2018, to December 31, 2018.

From the period from June 30, 2018 through December 31, 2018, the company generated $728,880 in revenue. We incurred $613,339 in expenses during that same period, compared to $186,540 in revenue and $312,924 in expenses during the immediately prior six-month period, from December 31, 2017 through our fiscal year ended June 30, 2018. Our expenses consisted of $530,554 in interest expense, $31,306 in concession and management fees, $51,269 in professional fees and $210 other expenses from June 30, 2018 through December 31, 2018, and $163,705 in interest expense, $121,875 in concession and management fees, $26,338 in professional fees and $1,006 in other expenses during the period from December 31, 2017 through June 30, 2018. We therefore recorded a net profit of $115,541 for the period from June 30, 2018 through December 31, 2018 and net loss of $121,234 during the during the period from December 31, 2017 through June 30, 2018.

As we continue with our plan of operations, we expect that our gross revenue will continue to increase and our expenses will continue to decrease due to the one-time charges associated with concession fees paid.

Liquidity and Capital Resources

As of December 31, 2018, our working capital was $12,091,320 and $4,553,779 as of June 30, 2018. Our current assets consisted of cash in the amount of $14,092, Interest Receivable $123,815 and Notes Receivable: Short-Term $12,088,594 as of December 31, 2018, and cash in the amount of $556,269, Interest Receivable $54,448 and Notes Receivable: Short-Term $4,083,272 as of June 30, 2018. Our current liabilities at December 31, 2018 totaled $135,181 and $140,315 as of June 30, 2018.

Our Offering Circular, qualified December 28, 2017, registered for sale up to $40,000,000 in unsecured promissory notes. As of December 31, 2018, we had sold $12,222,000 in principal amount of our promissory notes.

Initially, our operations were funded through the sale of common membership interest units in private offerings and demand loans from our members or entities controlled by our managers. Management has achieved a level of operating activity which will sustain our ongoing operations. Our ability to continue to successfully execute our business plan is contingent upon us receiving interest payments on our notes receivable sufficient to pay interest expenses and operating expenses. The Company’s success is also dependent on the ability to manage any losses from its notes receivable secured by real estate. To date the Company has not had any losses related to its notes receivable.

Item 2. Other Information

During the period from January 1, 2019 through March 27, 2019, the Company loaned approximately $2,286,000 in short-term notes receivable. In addition, notes receivable totaling $2,523,782 were repaid during the period January 1, 2019 through March 27, 2019.

On January 8, 2019, the Company paid down approximately $50,000 on the demand loans payable balance - related parties.

Item 3. Financial Statements

CAPWEST INCOME LLC

FINANCIAL STATEMENTS

December 31, 2018

CAPWEST INCOME LLC
December 31, 2018

TABLE OF CONTENTS

CONDENSED FINANCIAL STATEMENTS	Page No.

Condensed Balance Sheets	F-1

Condensed Statements of Operations	F-2

Condensed Statements of Members' Deficit	F-3

Condensed Statements of Cash Flows	F-4

Notes to Financial Statements	F-5 - F-10

CAPWEST INCOME LLC
CONDENSED BALANCE SHEETS

	December 31, 2018	June 30, 2018
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash	$14,092	$556,374
Interest receivable	119,623	33,381
Interest receivable - related parties	4,192	21,067
Notes receivable - related parties	400,000	2,020,000
Notes receivable - short term	11,688,594	2,063,272

TOTAL CURRENT ASSETS	12,226,501	4,694,094

Notes receivable - long term	—	5,386,000

TOTAL ASSETS	12,226,501	10,080,094

LIABILITIES AND MEMBERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable	$1,831	$1,069
Prepaid interest income	—	5,896
Demand loans payable - related parties	133,350	133,350

TOTAL CURRENT LIABILITIES	135,181	140,315

Notes payable - long term	12,222,000	10,176,000

TOTAL LIABILITIES	12,357,181	10,316,315

MEMBERS' DEFICIT 75,000 units authorized, issued and outstanding as of December 31, 2018 and June 30, 2018	(130,680)	(236,221)

TOTAL LIABILITIES AND MEMBERS' DEFICIT	$12,226,501	$10,080,094

CAPWEST INCOME LLC
CONDENSED STATEMENTS OF OPERATIONS

For the Six Months Ended December 31, 2018 and 2017

	December 31, 2018	December 31, 2017
	(Unaudited)	(Unaudited)

INCOME
Interest income on notes receivable	$720,314	$—
Loan set-up and transactions fees	6,325	—
Other income	2,241	—

TOTAL INCOME	728,880	—

OPERATING EXPENSES
Interest expense	530,554	—
Concession and management fees	31,306	—
Professional fees	51,269	39,901
Other expenses	210	8

TOTAL OPERATING EXPENSES	613,339	39,909

NET INCOME (LOSS)	$115,541	$(39,909)

CAPWEST INCOME LLC
CONDENSED STATEMENTS OF MEMBERS' DEFICIT

For the Six Months Ended December 31, 2018 and 2017
(Unaudited)

	Common	Members'
	Units	Deficit

Balance - June 30, 2017	75,000	$(75,078)

Member distribution	—	—

Net loss	—	(39,909)

Balance - December 31, 2017	75,000	$(114,987)

	Common	Members'
	Units	Deficit

Balance - June 30, 2018	75,000	$(236,221)

Member distribution	—	(10,000)

Net income	—	115,541

Balance - December 31, 2018	75,000	$(130,680)

CAPWEST INCOME LLC
CONDENSED STATEMENTS OF CASH FLOWS

For the Six Months Ended December 31, 2018 and 2017

	December 31, 2018	December 31, 2017
	(Unaudited)	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$115,541	$(39,909)
Changes in operating assets and liabilities:
Interest receivable	(86,242)	—
Interest receivable - related parties	16,875	—
Accounts payable	762	(311)
Prepaid interest income	(5,896)	—

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	41,040	(40,220)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of notes receivable	(5,649,322)	—
Repayments of notes receivable	1,410,000	—
Issuance of notes receivable - related parties	(400,000)	—
Repayments of notes receivable - related parties	2,020,000	—
Proceeds from notes payable	2,094,000	—
Repayments of notes payable	(48,000)	—
Increase in demand loans payable - related parties	—	30,000
Member distribution	(10,000)	—

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(583,322)	30,000

NET DECREASE IN CASH	(542,282)	(10,220)

CASH, beginning of period	556,374	30,278

CASH, end of period	$14,092	$20,058

CAPWEST INCOME LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

NOTE 1	-	NATURE OF BUSINESS

CapWest Income LLC (the “Company”) was formed in the State of Nevada on June 6, 2016 (“Inception”) as a limited liability company. The Company shall be perpetual until the dissolution and the completion of the winding up of the Company following a liquidating event, as defined in the Company’s Operating Agreement. The purposes of the Company are to acquire, manage, administrate, protect, conserve, and sell or otherwise dispose of secured promissory notes and make such additional investments and engage in such additional business endeavors as may be authorized pursuant to the Company’s Operating Agreement or otherwise as the members may approve.

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The condensed financial statements (the “financial statements”) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Reclassification of Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may differ significantly from these estimates and assumptions. All amounts are presented in U.S. dollars.

Going Concern

The Company’s financial statements are prepared using U.S. GAAP applicable to a going concern, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The Company’s financing activities commenced in December 2017. From December 2017 through December 31, 2018, the Company has raised a gross total of approximately $12,300,000 in promissory notes from investors. The Company started lending short-term and long-term notes receivable in February 2018. From February 2018 through December 31, 2018, the Company has loaned a gross total of approximately $15,700,000 in both short-term and long-term notes receivable secured by real estate with borrowers paying 12.5% and 13% interest per annum. The Company had net income in the amount of $115,541 for the six months ended December 31, 2018 as compared to a net loss of $161,143 for the year ended June 30, 2018, and members’ deficit in the amount of $130,680 as of December 31, 2018. Moreover, the Company does not have a history of profitable operations. Accordingly, there is substantial doubt as to the Company’s ability to continue as a going concern. The Company believes it will maintain profitable operations in fiscal year 2019.

In order to continue as a going concern, the Company needs to continue to raise money through borrowing monies from investors and loaning these monies to qualified borrowers with real estate secured assets. The Company believes it can maintain profitable operations with its current activity.

The accompanying financial statements are accounted for as if the Company is a going concern and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities or other adjustments that might be necessary should the Company be unable to continue as a going concern.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of issuance to be cash equivalents. The Company did not have cash equivalents as of December 31, 2018 and June 30, 2018.

From time to time, the Company may maintain bank balances in checking and/or interest-bearing accounts in excess of the $250,000 currently insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company did not experience any losses with respect to cash. Management believes the Company is not exposed to any significant credit risk with respect to cash and will consider diversification of funds for accounts above $250,000.

Fair Value of Financial Instruments

In accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 820, Fair Value Measurement and Disclosure, the Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures.

The Company bases fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When observable market prices and data are not readily available, significant management judgment is often necessary to estimate fair value. In those cases, different assumptions could result in significant changes in valuation and may not be realized in actual sale. Additionally, inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates, and expected cash flows could significantly affect the results of current or future values.

The following methods and assumptions are used by the Company in estimating fair values for financial instruments:

•	Cash and cash equivalents: Cash includes cash on hand and with banks. Cash equivalents are short-term highly liquid investments with original maturities of three months or less. The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between the origination of the instruments and their expected realization. Cash and cash equivalents are classified as a Level 1 financial asset.
•	Notes receivable: The fair value of the Company's real estate loans approximates the carrying value since the interest rate charged by the Company approximates market rates. Loans are classified as a Level 3 financial asset.
•	Notes payable: The carrying value of a majority of the Company's notes payable approximate fair value due to the relatively short period of time between the origination of the instruments and their expected payment. Notes payable are classified as a Level 2 financial liability.

The following table presents the changes in the Company’s level 3 investments during the six months ended December 31, 2018:

Balance, June 30, 2018	$9,469,272
Additions to level 3 investments	6,049,322
Deletions from level 3 investments	(3,430,000)
Change in fair value	—

Balance, December 31, 2018	$12,088,594

Long-Lived Assets

In accordance with ASC 360, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, the impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

The Company had no long-lived assets as of December 31, 2018 and June 30, 2018.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC No. 605, Revenue Recognition.

Revenue will be recognized when there is evidence of an arrangement, a determinable fee, and when collection is considered to be probable and services are provided. This generally will occur when the Company acquires, manages, administrates, protects, conserves, and sells or otherwise disposes of secured promissory notes.

Income Taxes

A limited liability company is not subject to federal income tax but may be subject to certain state taxes. Each member is individually liable for taxes on his/her share of the Company’s income or loss. The Company files a U.S. federal and may file various state income tax returns.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and notes receivable. The Company places its cash with high credit-quality FDIC-insured financial institutions.

For the six months ended December 31, 2018, interest earned from five notes, with outstanding principal balances totaling $7,140,000 as of December 31, 2018, comprised 49% of total interest income from all the Company’s notes receivable. Interest receivable from these notes at December 31, 2018 approximates $75,000.

Outstanding Litigation

From time to time, the Company is subject to claims and legal actions that arise in the ordinary course of business. The Company believes that the ultimate liability with respect to these claims and legal actions, if any, will not have a material effect on the Company’s financial position, results of operations or cash flows. Any legal costs resulting from claims or legal actions are expensed as incurred.

NOTE 3	-	NOTES RECEIVABLE & INTEREST RECEIVABLE

The Company loans money to borrowers based on credit worthiness and the underlying real estate collateral. The interest rates on the notes receivable range from 12.5% to 13% per annum. Occasionally, the Company may loan money to entities through common ownership, which is disclosed separately in the balance sheet as notes receivable – related parties.

As of December 31, 2018, the Company had a promissory note principal balance of $12,088,594, all maturing in less than one year. The Company commenced loaning in February 2018 and for the six months ended December 31, 2018, the Company earned $720,314 in interest income and $6,325 in loan transaction related fees. As of December 31, 2018, the Company has accrued interest receivable totaling $123,815, all of which is current.

NOTE 4	-	NOTES PAYABLE

The Company issues to investors promissory notes at an interest rate of 9% per annum. As of December 31, 2018, the Company has outstanding $12,222,000 in promissory notes due to approximately 270 investors with the loan amounts ranging from $10,000 to $500,000, with some investors aggregating smaller investments to accumulate the $10,000 minimum investment threshold. The promissory notes have a maturity date of five years from issuance, which occurs in fiscal 2023 for all notes. For the six months ended December 31, 2018, the Company incurred $530,554 of interest expense from the notes payable.

In relation to the notes payable, for the six months ended December 31, 2018, the Company incurred $31,306 in concession and management fees paid to Jumpstart Securities, LLC, a broker-dealer, and FundAmerica, LLC as it relates to its underwriting and escrow services. The Company uses FundAmerica’s proprietary back-end tools and online technology to conduct, manage and/or enable technology-driven capital raises via offerings of debt securities.

NOTE 5	-	RELATED PARTY TRANSACTIONS

Demand Loans Payable – Related Parties

U Self Direct LLC (“USD”), a Nevada Limited Liability Company and a related party through common ownership, and Kent Clothier, a member of the Company, paid certain registration, legal and accounting expenses on behalf of the Company without any repayment terms. Therefore, these payments were recorded as demand loans payable.

The demand loans payable balance due to USD and Kent Clothier is $122,169 and $11,181, respectively, as of December 31, 2018. The demand loans payable balance due to USD and Kent Clothier is $122,169 and $11,181, respectively, as of June 30, 2018.

CapSource, Inc.

The Company is using a portion of the office space leased by CapSource, Inc. (“CapSource”), a Nevada Limited Liability Company and a related party through common ownership, from its landlord as the Company’s principal executive offices. The Company does not have a written sublease or other contractual arrangement in place at this time for the use of the offices nor does the Company compensate CapSource for the use of the Company’s office space.

Furthermore, the Company acquires some of its loans from CapSource and CapSource receives loan fees for the underwriting work on the notes the Company lends to borrowers. CapSource has the infrastructure, personnel and experience as a mortgage broker to review loan applications and perform the due diligence. During the lending process, the Company also receives a loan set up fee of $350 to establish the loan servicing arrangement. Borrowers agree to pay directly to CapSource and the Company their respective fees from their loan proceeds. At the time of closing, the escrow company sends the underwriting, loan origination and processing fees directly to CapSource. The loan set up fee and interest for the first month of the loan goes to the Company. During the six months ended December 31, 2018, CapSource earned approximately $350,000 for origination, underwriting and processing fees.

From time to time, CapSource helps the Company make fund transfers from one bank to another by wiring money to one of the Company’s bank account and receiving a check or wire from the other account of the Company. These transactions are temporary in nature and they are not considered a loan and bear no interest. During the six months ended December 31, 2018, approximately $253,000 in funds were wired to CapSource bank account(s) which were then transferred to the related title company due to the Company not having wiring or ACH capabilities.

Employment Agreements

The Company has not entered into employment agreements and does not compensate its employees. The Company has estimated the fair value of the services rendered by its managers to be $2,500 per month. Accordingly, if the Company paid its managers, operating expenses for the six months ended December 31, 2018 and 2017 would have increased by $30,000 and net income would have decreased by $30,000. The Company’s managers have agreed to forgive any such payments until the Company’s operations can support them.

NOTE 6	-	MEMBERS’ EQUITY

The Company has authorized 75,000 common units, all of which are issued and outstanding as of December 31, 2018 and June 30, 2018. The common units issued and outstanding are voting common units, as defined in the Company’s Operating Agreement. Profits and losses are allocated to the members in accordance with ownership percentages. Distribution to members shall be distributed to the members based on their ownership percentages. The managers of the Company may from time to time designate a preferred unit, which shall be designated in series by the managers and are denoted as Series A Preferred Units, Series B Preferred Units, etc. Preferred units shall, when designated by the managers, state the rights, preferences and privileges of such units. No preferred units have been designated by the managers as of December 31, 2018 and June 30, 2018.

On August 20, 2018, the Company’s Managers Steve Byrne and Greg Herlean each purchased 9,375 common membership interest units of former member Lynette Robbin’s membership interests for $ 150,000. Ms. Robbins no longer retains any interest in the Company.

NOTE 7	-	SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 27, 2019, the date which the financial statements were available to be issued subsequent to December 31, 2018.

During the period from January 1, 2019 through March 27, 2019, the Company loaned approximately $2,286,000 in short-term notes receivable, of which $626,000 was loaned to related party entities through common ownership. In addition, notes receivables totaling $2,523,782 were repaid during the period from January 1, 2019 through March 27, 2019, of which $400,000 was from a related party entity through common ownership.

On January 8, 2019, the Company paid down approximately $50,000 on the demand loans payable balance – related parties.

During the period from January 1, 2019 through March 27, 2019, CapSource earned approximately $148,000 for loan origination, underwriting and processing fees.

Item 4. Exhibits

Exhibit Number	Description
1.1*	Advisory Agreement with Jumpstart Securities LLC
1.2*	Broker-Dealer Agreement with JumpStart Securities LLC
2.1*	Articles of Organization
2.2*	Operating Agreement
2.3*	Amended Operating Agreement
3.1*	Form of Promissory Note
4.1*	Form of Subscription Agreement
6.1*	Technology Agreement with Fund America
8.1*	Escrow Agreement

*Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

April 1, 2019	CAPWEST INCOME LLC

/s/Gregory Herlean
By: Gregory Herlean
Its: Manager

/s/Steve Byrne
By: Steve Byrne
Its: Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

April 1, 2019
/s/Steve Little
By: Steve Little
Its: Chief Financial Officer